[LETTERHEAD OF ENI S.p.A.]






Prot. 24/06/CFO                                             27 October, 2006




Mr. Karl Hiller,
Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010


Re:  Eni Spa
     Form 20-F for the Fiscal Year ended December 31, 2005
     Filed June 21, 2006
     File No. 1-14090

Dear Mr. Hiller,


                  Thank you for your facsimile dated September 28, 2006 setting forth comments of the Staff of the Commission (the "Staff") relating to the annual report on Form 20-F for the year ended December 31, 2005 filed June 21, 2006 (the "2005 Form 20-F") of Eni S.p.A ("Eni") (File No. 1-14090).

                  To facilitate the Staff's review, we have included in this letter the caption and comment from the Staff's comment letter in bold italicized text, and have provided our response immediately following the comment.


After careful consideration of the issues and our assessment of their materiality, we believe that the proposed revisions to the current disclosure in response to your comments, as presented herein, do not warrant filing an amendment to the 2005 Form 20-F at this time. Rather, we propose and undertake to incorporate, as appropriate, these revisions into our Annual Report on Form 20-F for the year ended December 31, 2006 required to be filed on or before June 30, 2007 ("2006 Form 20-F").

GENERAL
-------

1.   PLEASE INCLUDE PAGE NUMBERS THROUGHOUT ALL FILINGS TO EXPEDITE
     COMMUNICATIONS.

RESPONSE:

Page numbers were omitted from the 2005 Form 20-F due to an error in the course of the EDGAR filing process. We will ensure that future filings include page numbers. Please refer also to our downloadable version of the document with pages properly numbered, published on Eni's website at www.eni.it/home/investor_relations_en.html under the section "Reports".



OPERATING AND FINANCIAL REVIEW AND PROSPECTS
--------------------------------------------

RECENT DEVELOPMENTS
-------------------

CANCELLATION OF THE DACION OIL FIELD CONTRACT ON PART OF THE VENEZUELAN STATE
-----------------------------------------------------------------------------
OIL COMPANY
-----------

2. YOU STATE THAT, "BASED ON INTERNAL AND EXTERNAL INDEPENDENT EVALUATION, [YOU ARE] CONFIDENT THAT A FAIR MARKET COMPENSATION WILL NOT BE LOWER THAN THE BOOK VALUE OF THE DACION RELATED ASSETS." FROM THIS DISCLOSURE, IT APPEARS YOU HAVE EVALUATED AND CONCLUDED UPON THE LIKELIHOOD OF RECOVERY, BUT NO FURTHER DISCLOSURE IS MADE TO EXPLAIN SUCH EVALUATION AND CONCLUSION. ADDITIONALLY, TELL US THE FACTORS AND ITEMS YOU CONSIDERED IN DETERMINING THAT THE AMOUNT OF COMPENSATION YOU EXPECT TO RECEIVE WILL BE AT LEAST EQUAL TO THE BOOK VALUE OF THE DACION ASSETS, AND REVISE THE DISCLOSURE TO INCLUDE THE TOTAL BOOK VALUE OF THE DACION ASSETS AS OF DECEMBER 31, 2005. REFER TO IAS 37 FOR ADDITIONAL GUIDANCE.

RESPONSE:

     Eni Dacion BV, the Eni Dutch affiliate that was formerly the operator under the Dacion Operating Service Agreement (OSA), was expropriated of its investments as a result of the unilateral termination of the OSA by the Venezuelan party on April 1, 2006. In accordance with the bilateral investments treaty between The Netherlands and Venezuela (the "Treaty"), Eni is entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. Consequently Eni has the right to commence proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim such compensation. The market value of the OSA depends upon its expected profits. We expect that an ICSID Tribunal, in accordance with established international practice, is likely to calculate the OSA's market value using the discounted cash flow method. Accordingly, we expect that the Tribunal would award to Eni the net present value of the cash flow that Eni would have expected to earn under the OSA from the date that the expropriation measures have been undertaken. Eni has estimated such net present value according to industry practice taking into account Eni's interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni's cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni's internal evaluation. The estimated net present value of Eni's interest in the Dacion field, as calculated by Eni, is higher than the net book value of the Dacion assets reflected in Eni's consolidated balance sheet at December 31, 2005, which amounted to US$ 835 million, equivalent to (euro)708 million. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). It is further noted that as of June 30, 2006, the net book value of the Dacion fixed asset decreased to US$ 831million (equivalent to (euro)654 million) compared to US$ 835 million as of December 31, 2005 due to the accrued depreciation partly compensated by the incurred capitalized expenditures until the date of expropriation.

     Please note that information on the Dacion asset book value is disclosed in the 2006 First Half Report available on Eni's web-site in the English and Italian languages, furnished to the Commission under cover of a Form 6-K dated October 4, 2006. We also plan to expand our disclosure in the 2006 Form 20-F by disclosing the net book value of Dacion fixed asset as well as any material developments that may occur in the meantime.

EFFECTS OF THE ADOPTION OF IFRS
-------------------------------

3. WE NOTE YOU HAVE PROVIDED A RECONCILIATION FROM ITALIAN GAAP TO IFRS OF YOUR BALANCE SHEET, SHAREHOLDERS' EQUITY AND PROFIT AND LOSS ACCOUNTS, AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004. WITHIN THE RECONCILIATIONS, YOU INCLUDE A COLUMN WITH A HEADING OF "EXCLUSION OF JOINT VENTURE." REVISE YOUR DISCLOSURE TO EXPLAIN WHAT THIS COLUMN REPRESENTS. IF THE COLUMN REPRESENTS THE EFFECTS OF THE INCLUSION OF SAIPEM SPA IN YOUR CONSOLIDATION, CLEARLY DESCRIBE THAT IN THE DISCLOSURE, AND TELL US WHY THE ADJUSTMENTS REDUCE YOUR HISTORICAL AMOUNTS.

     ON A RELATED POINT, TELL US WHY YOU POSITIONED THE RECONCILIATION OF ITALIAN GAAP TO IFRS IMMEDIATELY FOLLOWING THE REPORT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. AS PRESENTED, IT IS UNCLEAR WHETHER THE RECONCILIATIONS ARE INCLUDED WITHIN THE SCOPE OF THE AUDITING PROCEDURES PERFORMED BY YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS.

RESPONSE:

     As disclosed under the captions "Basis of presentation" and "Financial fixed assets" within the section preceding the Notes to the Consolidated financial statements (see pages F-19 and F-23), under IFRS Eni accounts for joint ventures under the equity-method of accounting. In Eni's previous financial statements prepared in accordance with Italian GAAP, joint ventures were consolidated on a proportional basis. Accordingly, when reconciling our financial statement from Italian GAAP to IFRS in accordance with IFRS 1, the first adjustment pertains to the exclusion from consolidation of the accounts of joint ventures. The amounts in the column "Exclusion of joint ventures" reflect, on the one hand, the elimination of the results of operations, assets and liabilities of the previously consolidated joint ventures and, on the other hand, the entries to the item "Investment accounted for using the equity method" of the consolidated balance sheet to recognize Eni's share of the net equity of these entities; and to the item "Other income from investments" of the consolidated profit and loss account to recognize Eni' s share of changes in the net book value of the net equity of such entities occurring in the year (see pages F-3 through F-4). Please also note that this aspect of the transition to IFRS was discussed in our Form 20-F for the fiscal year 2004 in Item 5 under the paragraph "Qualitative Discussion of the Impact of IFRS on Eni's Financial Statements" - sub paragraph "13. Changes in consolidation scope" which included the following disclosure: "....As for joint ventures, Italian GAAP and IFRS allow for consolidation on a proportional basis or accounting under the equity method. Until 2004 for Italian GAAP reporting purposes Eni has been consolidating joint ventures in the Exploration & Production and Oilfield Services, Construction and Engineering segments on a proportional basis. From 2005, adopting the IFRS principle of consistent application of accounting criteria to similar situations and taking into account the fact that U.S. GAAP does not allow consolidation on a proportional basis, joint ventures will be accounted for under the equity method......"." Therefore this adjustment column does not represent the effects of the inclusion of Saipem SpA in Eni consolidation.

     On the related point of the positioning of the report of our independent registered public accounting firm, we confirm that the section captioned "Effects of the adoption of IFRS" containing reconciliations of Italian GAAP to IFRS is included within the scope of the auditing procedures performed by our independent registered public accountants.


4. AS YOU PREVIOUSLY PRESENTED A CASH FLOW STATEMENT CALCULATED IN ACCORDANCE WITH ITALIAN GAAP, REVISE YOUR DISCLOSURES TO PROVIDE AN EXPLANATION OF THE MATERIAL ADJUSTMENTS TO YOUR CASH FLOW STATEMENTS FROM ITALIAN GAAP TO IFRS, AS REQUIRED BY PARAGRAPH 40 OF IFRS 1, OR TELL US WHY YOU BELIEVE SUCH EXPLANATION IS NOT REQUIRED.

RESPONSE:

Eni didn't provide such an explanation in the Financial Statements for the following reasons:
     i) the presentation and disclosure requirements of the cash flow statement under IFRS is the same as under Italian GAAP; and
     ii) no material adjustments have been made to the Italian GAAP cash flow statement for the year 2004 in the transition to IFRS, as the impact of deconsolidation of joint ventures was negligible and changes in the net profit deriving from the transition to IFRS were of a non cash nature and therefore, did not impact on the net cash flow for the period. Furthermore, the impact of the adjustments on the operating, investing and financing cash flows was not material Following is a summarized reconciliation of our 2004 cash flow statement under Italian GAAP and IFRS, respectively, in order to allow for an understanding of differences between them.

----------------------------------------------------------------------------------------------------------------
statements of cash flow                        Italian    EXCLUSION     Pro-forma      ADJUSTMENTS         IFRS
                                                  GAAP     OF JOINT
                                                  2004     VENTURES
----------------------------------------------------------------------------------------------------------------
((euro) million)
NET CASH PROVIDED FROM OPERATING ACTIVITIES     12.362           90        12.452               48       12.500
CASH FLOW FROM INVESTMENTS                      (9.123)         198        (8.925)             (48)      (8.973)
NET CASH USED IN FINANCING ACTIVITIES           (6.128)        (134)       (6.262)               0       (6.262)
NET CASH FLOW FOR THE PERIOD                      (496)          63          (433)               0         (433)
----------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------

STATEMENT OF CASH FLOWS
-----------------------

5. WE NOTE YOU PRESENT A LINE ITEM TITLED "EFFECT OF CHANGE IN CONSOLIDATION AREA," BELOW THE SUBTOTAL OF NET CASH USED IN FINANCING ACTIVITIES. TELL US WHAT IS INCLUDED WITHIN THIS LINE ITEM AND, GIVEN THE GUIDANCE IN PARAGRAPHS 10 AND 11 OF IAS 7, WHY YOU BELIEVE IT IS APPROPRIATE TO PRESENT SUCH ITEM OUTSIDE OF THE CLASSIFICATIONS OF OPERATING, INVESTING OR FINANCING ACTIVITIES.

RESPONSE:

The line item titled "Effect of change in consolidation area," includes immaterial changes in cash and cash equivalents recorded between beginning and end of the year pertaining to the inclusion in the scope of consolidation of certain subsidiaries that have become significant subsidiaries and the exclusion of those subsidiaries that no longer are significant subsidiaries in accordance with the consolidation policy adopted by Eni management. The 2005 Form 20-F contains the following discussion in the first paragraph of the notes to the consolidated financial statements, under the heading "Basis of presentation" (see page F-19):

"The Consolidated Financial Statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions, and obtain economic and financial benefits.

Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: (euro)3,125 thousand; (ii) total revenues: (euro)6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the Financial Statements of the companies involved. The effects of these exclusions are not material.

Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading "Financial fixed assets"."

Management believes that changes in cash and cash equivalents for the year pertaining to the inclusion/exclusion from consolidation of significant/insignificant subsidiaries are not material and do not fall into any of the three categories of operating, investing or financing inflows/outflows and, accordingly, management determined to present these changes in a separate line item. However in light of the Staff's comment, we plan to modify our cash flow statement in the 2006 Form 20-F by introducing a new line item clarifying this matter as follows (changes highlighted in bold):


                            STATEMENTS OF CASH FLOWS CONTINUED
                                     ((EURO) MILLION)
                                                                          2004        2005         2006
                                                                        --------    --------     --------

Proceeds from long-term debt                                              1.229       2.755
Payments of long-term debt                                                 (797)     (2.978)
Reductions of short-term debt                                            (4.175)       (317)
                                                                         (3.743)       (540)

Capital contributions/payments by/to minority shareholders                    1          24
Sale (acquisition) of additional interests in subsidiaries                  621         (33)
Dividends to minority shareholders                                       (3.076)     (6.288)
Shares repurchased                                                          (65)       (987)
Net cash used in financing activities                                    (6.262)     (7.824)
CHANGES IN CASH AND CASH EQUIVALENTS NOT RELATED TO INFLOWS/OUTFLOWS
FROM OPERATING, INVESTING OR FINANCING ACTIVITIES:
Effect of change in consolidation area
(INCLUSION/EXCLUSION OF SIGNIFICANT/INSIGNIFICANT SUBSIDIARIES)              12         (38)
Effect of exchange differences on cash and cash equivalents                 (67)         71
Net cash flow for the period                                               (433)        330
Cash and cash equivalent at beginning of the year                         1.436       1.003
Cash and cash equivalent at end of the year                               1.003       1.333
                                                                        --------    --------     --------

PRINCIPLES OF CONSOLIDATION
---------------------------

INTERESTS IN COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION
-------------------------------------------------------------

6. IN EXHIBIT 8 OF YOUR DOCUMENT, YOU PROVIDE A LISTING OF YOUR FULLY CONSOLIDATED SUBSIDIARIES FOR THE YEAR 2005. WE NOTED SEVERAL SUBSIDIARIES LISTED IN WHICH YOU OWN LESS THAN 50% INTEREST. REVISE YOUR DISCLOSURE TO EXPLAIN THE NATURE OF THE RELATIONSHIP BETWEEN YOU AND YOUR SUBSIDIARIES, AND WHY YOU ARE CONSOLIDATING SUCH SUBSIDIARIES WITHOUT OWNING A MAJORITY INTEREST. WE NOTE SUCH DISCLOSURE FOR SAIPEM SPA, IMMEDIATELY FOLLOWING THE REPORT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS; HOWEVER, THERE DOES NOT APPEAR TO BE SUCH DISCLOSURE FOR THE REMAINING SUBSIDIARIES LISTED IN EXHIBIT 8.

     ALSO, PROVIDE SIMILAR DISCLOSURE FOR ENTITIES IN WHICH YOU HAVE GREATER THAN 50% OWNERSHIP INTEREST, WHICH ARE NOT CONSOLIDATED, AND ARE ACCOUNTED FOR USING THE EQUITY METHOD AS IDENTIFIED IN NOTE 10.

RESPONSE:

As disclosed in the F-page section of the 2005 Form 20-F, under the paragraph "Effects of the adoption of IFRS, Inclusion of Saipem in consolidation" (see pageF-2), Eni fully consolidates in its financial statements the accounts of certain entities over which it exercises a "de facto control" giving Eni the power to direct the financial and operating policies of the investee so as to obtain benefit from its activities in the same manner as subsidiaries in which Eni owns the majority of voting rights. Saipem, of which Eni owns approximately 43% of the voting rights, and subsidiaries controlled by Saipem, fall within this definition of "de facto control" Accordingly they are fully consolidated in Eni' s financial statements and therefore listed in Exhibit 8. In addition to the subsidiaries of Saipem SpA referred to above, there are three other fully consolidated subsidiaries listed in Exhibit 8 in which Eni holds an equity interest lower than 50%:
     (i) A "de facto controlled" entity, Serfactoring SpA (48.81% Eni interest), reported within the Corporate and financial companies segment
     (ii) Two entities in which Eni holds directly and indirectly the majority of voting rights though not a majority of the equity interest. Such is the case of Acqua Campania SpA (49.05% Eni equity interest) and Distribuidora de Gas Cuyana SA with a (45.6% Eni equity interest), both reported within the Gas & Power segment.

On the other hand, Eni does not consolidate the accounts of certain subsidiaries because they are deemed to be insignificant. Please refer to the first paragraph on the notes to the consolidated financial statements, under the heading "Basis of presentation" where we disclosed:
"The Consolidated Financial Statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions, and obtain economic and financial benefits.

Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: (euro)3,125 thousand; (ii) total revenues: (euro)6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the Financial Statements of the companies involved. The effects of these exclusions are not material.

Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading "Financial fixed assets"."

Please refer also to note 10 to the consolidated financial statements for a disclosure of certain financial data of unconsolidated subsidiaries.

((euro) million)                  DEC. 31, 2004             DEC. 31, 2005
                                  -------------             -------------
                                  UNCONSOLIDATED            UNCONSOLIDATED
                                   SUBSIDIARIES              SUBSIDIARIES
                                  -------------             -------------
Total assets                          1.341                      1.404
Total liabilities                     1.227                      1.263
Net sales from operations               63                         63
Operating profit                        (4)                        (1)
Net profit                              (1)                        (2)
                                  -------------             -------------

Total assets and total liabilities relating to unconsolidated companies of
(euro)1,404 and (euro)1,263 million ((euro)1,341 and (euro)1,227 million at December 31, 2004) concern for (euro)1,004 and (euro)1,004 ((euro)935 and
(euro)935 million at December 31, 2004) companies for which the consolidation does not produce significant effects.

PROPERTY, PLANT AND EQUIPMENT
-----------------------------

7. YOU INDICATE THAT YOUR TANGIBLE ASSETS INCLUDE INVESTMENT PROPERTIES. HOWEVER, WE COULD NOT LOCATE ANY FURTHER DISCUSSION OF THESE PROPERTIES IN YOUR DOCUMENT. REVISE YOUR DISCUSSION TO PROVIDE THE APPLICABLE DISCLOSURES REQUIRED BY PARAGRAPHS 74 TO 79 OF IAS 40, OR TELL US WHY YOU BELIEVE SUCH DISCLOSURES ARE NOT REQUIRED.

RESPONSE:

As permitted by IAS 40, Eni has elected to recognize investment properties at cost. No further information pursuant to paragraphs 74 to 79 of IAS 40 has been furnished in our filing with reference to investment properties because the amount of this item is immaterial ((euro) 1.4 million as of December 31, 2005; and approximately the same amount as of December 31, 2005). If this item becomes material to Eni's consolidated financial statements in future years, Eni will provide relevant disclosures as provided by paragraphs 74 to 79 of IAS 40.




8. YOU EXPLAIN THAT ASSETS CARRIED UNDER FINANCING LEASES ARE INCLUDED IN TANGIBLE ASSETS WITH A CORRESPONDING ENTRY TO FINANCIAL PAYABLES. AS YOU ARE A PARTY TO FINANCE LEASES, REVISE YOUR DISCUSSION TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 47 OF IAS 17, OR TELL US WHY YOU BELIEVE SUCH DISCLOSURES ARE NOT REQUIRED.

RESPONSE:

Eni is not a lessor in any financing lease transaction; accordingly, paragraph 47 of IAS 17 is not applicable. However, Eni is a lessee in a number of financial leases. Eni uses such finance leases to acquire certain plant and equipment in the ordinary course of its business. As of December 31, 2005 the net book value of plant and equipment acquired under finance leases amounted to
(euro)134 million (corresponding to 0.3% of total property plant and equipment and 0.2% of total assets) and principally related to certain facilities for the development of hydrocarbon reserves. A related amount of (euro)168 million was recognized as long-term debt under the item "other financing institutions (corresponding to 2% of long-term debt including current portion of long term-debt and 0.4% of total liabilities). No further information was provided in our filing in consideration of the immateriality of finance lease transactions. If said transactions become material to Eni's consolidated financial statements in future years, Eni will provide relevant disclosure as provided by paragraph 31 of IAS 17.

9. YOU STATE THAT YOUR TANGIBLE ASSETS ARE DEPRECIATED "SYSTEMATICALLY OVER THE DURATION OF THEIR USEFUL LIFE." REVISE YOUR DISCUSSION TO PROVIDE THE METHOD BY WHICH YOU SYSTEMATICALLY DEPRECIATE THE TANGIBLE ASSETS, AS REQUIRED BY PARAGRAPH 73(B) OF IAS 16, OR TELL TO US WHERE SUCH DISCLOSURE CAN BE FOUND.

RESPONSE:

Eni calculates the depreciation of its tangible assets based on the straight-line method over the useful life of each asset, except for those tangible assets dedicated to oil and gas activities which are depreciated using the unit-of-production method. This accounting policy is disclosed in the F-pages section of the 2005 Form 20-F under the heading "Evaluation criteria - Property, plant and equipment" (see page F-21). In response to the Staff's comment, in our 2006 Form 20-F we plan to modify said disclosures as follows (changes highlighted in bold):

     "Property, plant and equipment(1)

     ....
Tangible assets are depreciated systematically BASED ON THE STRAIGHT-LINE METHOD over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building. Tangible assets held for sales are not depreciated but are valued at the lower of the book value and fair value less costs of disposal.
     ...."


     Further disclosure regarding Eni depreciation policy can be found in Note 7 to the consolidated financial statements "Fixed assets" as follows:

     "Depreciation rates used, with the exclusion of tangible assets depreciated on a UOP basis, were as follows:
(%)
Buildings......................................................... 2     -    10
Plant and machinery............................................... 2     -    10
Industrial and commercial equipment............................... 4     -    33
Other assets...................................................... 6     -    33
     .."

--------
(1) Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.

GRANTS
------

10. REVISE YOUR DISCUSSION TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 39 OF IAS 20, OR TELL US WHY YOU BELIEVE SUCH DISCLOSURES ARE NOT REQUIRED.

RESPONSE:

In response to the Staff's comment, in our 2006 Form 20-F we plan to expand our disclosure in the F-pages section, under the heading "Evaluation criteria - Grants" (see page F-23) as follows (changes highlighted in bold):

"GRANTS are recorded in a contra asset account when authorized, if all the required conditions AGREED UPON WITH GOVERNMENTAL ENTITIES have been met and as a reduction of purchase price or production cost of the relevant assets. Grants NOT-RELATED TO CAPITAL EXPENDITURE for the year are recognized in the profit and loss account."


OIL AND GAS ACTIVITIES
----------------------

11. YOU EXPLAIN THAT THE DEPRECIATION RATES ON OIL AND GAS ASSETS, USING THE UOP RATE, ARE DETERMINED FROM THE RATIO OF HYDROCARBONS EXTRACTED DURING THE YEAR AND PROVED RESERVES EXISTING AT YEAR END, INCREASED BY THE AMOUNTS EXTRACTED DURING THE YEAR. THIS RATIO APPEARS TO CALCULATE A DEPRECIATION RATE USING INFORMATION AVAILABLE AT THE END OF THE YEAR, WHICH YOU THEN APPLY TO THE DEPRECIABLE AMOUNTS THROUGHOUT THAT YEAR (E.G., RATE CALCULATED AS OF THE END OF 2005 IS USED TO CALCULATE DEPRECIATION EXPENSE FOR THE YEAR ENDED 2005). IF SO, THIS POLICY OF DETERMINING THE DEPRECIATION RATES ON OIL AND GAS ASSETS APPEARS TO BE INCONSISTENT WITH THE GUIDANCE IN IAS 16, PARAGRAPH 61, AND IAS 8, PARAGRAPHS 32 TO 39, WHICH EXPLAIN THAT SUCH A CHANGE IN ACCOUNTING ESTIMATE SHOULD BE APPLIED PROSPECTIVELY. IF NECESSARY, REVISE YOUR ACCOUNTING POLICY AND RELATED FINANCIAL STATEMENT AMOUNTS TO COMPLY WITH THE GUIDANCE ABOVE.


RESPONSE:

The rate of depreciation, depletion and amortization (DD&A) of Eni's oil and gas assets is calculated as the ratio of hydrocarbons extracted during the year to proved developed reserves existing at year end increased by the amounts extracted during the year. In Item 5 the 2005 Form 20-F, under the heading "Critical accounting estimates - Oil and Gas Activities", we disclosed as follows:

     "Engineering estimates of the Company's oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.

     Eni reassesses its estimate of proved reserves on an annual basis. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni's proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves Eni is entitled to. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

     Oil and natural gas reserves have a direct impact on certain amounts reported in the financial statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the year and proved developed reserves existing at the year end increased by the amounts extracted during the year. Assuming all other variables are held constant, an increase in estimated proved reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved reserves increases depreciation, depletion and amortization expense."

     Accordingly, in the course of the year, DD&A are calculated based on the estimates of reserves at the beginning of the year with one or more adjustments if there is an indication that total estimated reserves at year-end are likely to be materially different from the previous estimates. In preparing consolidated financial statements for the full year, the year-end estimate of proved reserve carried out on the basis of year-end pricing and technical conditions is applied in calculation of DD&A for the full year with adjustment over accumulated DD&A throughout the year recorded in the fourth quarter. We estimate that the impact on DD&A resulting from applying the change in the estimate of proved reserves as of the beginning of the year, rather than as of the beginning of the fourth quarter, is immaterial (resulting in a reduction of 2005 pre-tax profit of approximately (euro)70 million). However, in future years, when proved reserve estimates are revised during the fourth quarter, we will take into account the effect the revision of reserves has on the calculation of DD&A prospectively from the beginning of the fourth quarter.


RECENT ACCOUNTING PRINCIPLES
----------------------------

12. REVISE YOUR DISCLOSURE TO PROVIDE A DISCUSSION OF IFRS 6, AND THE ANTICIPATED EFFECTS OF ADOPTION, OR TELL US WHY YOU BELIEVE SUCH DISCLOSURE IS NOT NECESSARY.

RESPONSE:

     Eni has adopted IFRS 6 as of January1, 2005. Please refer to the F-page section of the 2005 Form 20-F, under the heading "Evaluation criteria - Exploration and production activities" (see page F-22), which includes the following footnote discussing IFRS 6:

    "International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use the existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS, as permitted by IFRS 6 "Exploration for and evaluation of mineral resources".


NOTE 23 - SHAREHOLDERS' EQUITY
------------------------------

RECONCILIATION OF STATUTORY NET PROFIT AND SHAREHOLDERS' EQUITY TO CONSOLIDATED
-------------------------------------------------------------------------------
NET PROFIT AND SHAREHOLDERS' EQUITY
-----------------------------------

13. THIS RECONCILIATION APPEARS TO PRESENT SIMILAR INFORMATION PROVIDED IN YOUR RECONCILIATIONS OF ITALIAN GAAP TO IFRS PRESENTED AT THE BEGINNING OF YOUR FINANCIAL STATEMENTS (IMMEDIATELY FOLLOWING THE REPORT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS). TELL US WHY YOU INCLUDED THIS RECONCILIATION WITHIN THIS FOOTNOTE, AND WHY THE AMOUNTS APPEAR TO DIFFER WITH THOSE PROVIDED IN THE EARLIER RECONCILIATIONS OF ITALIAN GAAP TO IFRS.

RESPONSE:


    The Staff's comment refers to a table reconciling net profit for the period and shareholders' equity as of the end of the period pertaining to the individual accounts of the parent company Eni SpA with the corresponding items in Eni's consolidated financial statements. This reconciliation is required by Italian listing standards. The content of this reconciliation, therefore, is different from the reconciliation of Italian GAAP to IFRS presented at the beginning of our consolidated financial statements because the latter only relates to amounts in Eni's consolidated financial statements. In response to Staff's comment, in our 2006 Form 20-F we plan to modify the heading above said reconciliation table as follows:

     "RECONCILIATION OF NET PROFIT AND SHAREHOLDERS' EQUITY OF THE PARENT COMPANY ENI SPA TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY"



NOTE 24 - GUARANTEES, COMMITMENTS AND RISKS
-------------------------------------------

14. THE AMOUNTS PROVIDED IN THE DISCUSSION SUPPORTING THE TABLE DO NOT APPEAR TO AGREE WITH THE AMOUNTS PROVIDED IN THE TABLE. FOR EXAMPLE, IN THE SENTENCE IMMEDIATELY PRECEDING THE TABLE, YOU STATE THAT GUARANTEES AT DECEMBER 31, 2004, WERE EURO 12,667 MILLION, WHILE THE AMOUNT REPORTED IN THE TABLE IS EURO 10,689 MILLION. WE NOTE A SIMILAR DISCREPANCY BETWEEN THE AMOUNTS RELATED TO

     CONSOLIDATED COMPANIES FOR 2004. REVISE YOUR DISCUSSION AND RELATED TABLE TO PRESENT CONSISTENT AMOUNTS.

RESPONSE:

The Staff's comment correctly identifies some discrepancies in the amounts for the year 2004 included in Note 24 "Guarantees, Commitments and Risks". Such discrepancies were due to an error in the course of the EDGAR filing process. The numbers in the narrative discussion are correct. Note also that the Form 20-F, posted on the Eni's website on the same date as the filing with the Commission, reports the correct amounts in the table on page F-54. In our 2006 Form 20-F we will correct such errors as follows (changes highlighted in bold):

"24 Guarantees, commitments and risks

Guarantees

     Guarantees of (euro)xx million as of December 31, 2006 ((euro)12,862 million and (euro)12,667 million at December 31, 2005 and at December 31, 2004, respectively) consisted of the following:

((euro) million)                     Dec. 31, 2004                                      Dec. 31, 2005
                   ---------------------------------------------  ---------------------------------------------
                   Unsecured     Other      Secured      Total    Unsecured     Other     Secured        Total
                   guarantees  guarantees  guarantees             guarantees  guarantees  guarantees
                   ----------  ----------  ----------    -------  ----------  ----------  ----------    -------
Consolidated                        5.026                 5.026                    5.839                 5.839
companies
Unconsolidated
subsidiaries                7         532                   539            4         203                   207
Affiliated
companies
and Joint Ventures      4.901       1.922          40     6.863        4.900       1.772          40     6.712
Others                     70         169                   239           64          40                   104
                        4.978       7.649          40    12.667        4.968       7.854          40    12.862


((euro) million)                    Dec. 31, 2006
                   ------------------------------------------
                   Unsecured     Other     Secured      Total
                   guarantees  guarantees  guarantees
                   ----------  ----------  ----------   -----

Consolidated
companies
Unconsolidated
subsidiaries
Affiliated
companies
and Joint Ventures
Others

Guarantees given on behalf of consolidated companies of (euro)xxx million as of December 31, 2006 ((euro)5,839 million and (euro)5,026 million at December 31,
2005 and at December 31, 2004, respectively) consist primarily of: ....."

NOTE 26 - OPERATING EXPENSES
----------------------------

PURCHASES, SERVICES AND OTHER
-----------------------------

15. AS YOU ARE A PARTY TO OPERATING LEASES, EXPAND YOUR DISCUSSION TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 35 OF IAS 17, OR TELL US WHY YOU BELIEVE SUCH DISCLOSURES ARE NOT REQUIRED.

RESPONSE:

In our filing we omitted the disclosure required by paragraph 35 of IAS 17 because we assessed our operating leases to be immaterial although certain information concerning operating lease commitments for real estate was presented in Item 5 of Form 20-F for 2005. However, in response to the Staff's comment, in our 2006 Form 20-F we plan to expand our disclosure in Note 26 to the consolidated financial statements "Operating expenses" as follows (changes highlighted in bold):

"26 Operating expenses

     The following is a summary of the main components of "Operating expenses". More information about changes in operating expenses is included in the "Operating and financial review and prospects".

Purchases, services and other

     Purchases, services and other included the following:

((euro) million)                                                           2004      2005     2006
                                                                         ------    ------   ------

Production costs-raw, ancillary and consumable materials and goods       27,010    35,318
production costs-services                                                 9,148     9,405
OPERATING LEASES, ROYALTIES ON HYDROCARBON PRODUCTION AND OTHER ITEMS     1,609     1,929
Net provisions for contingencies                                            553     1,643
Other expenses                                                            1,066     1,100
                                                                         39,386    49,395
less:
 capitalized direct costs associated with self-constructed assets        (1,039)     (828)
                                                                         38,347    48,567
                                                                         ------    ------   ------


     ................
     ...............

     ROYALTIES ON HYDROCARBONS PRODUCTION AMOUNTED TO (EURO)965 MILLION ((EURO) 741 MILLION IN 2004).

     LEASE PAYMENT RECOGNIZED AS AN EXPENSE IN 2005 AMOUNTED TO (EURO)777 MILLION. THE FUTURE MINIMUM LEASE PAYMENTS UNDER NON-CANCELLABLE OPERATING LEASES WERE AS FOLLOWS:

                                                                2005       2006
Payable within
1 year                                                           363
2 to 5 years                                                     799
Thereafter                                                       418
                                                        ------------------------
                                                               1,580          0


AT 31 DECEMBER 2005 ENI HELD NON-CANCELLABLE OPERATING LEASES COVERING MAINLY REAL ESTATE, DRILLING AND STORAGE EQUIPMENT AND VESSELS, TANKERS , SERVICE STATIONS AND OTHER PROPERTY AND EQUIPMENT. GENERALLY THESE LEASES HAVE NO RENEWAL OPTIONS. THERE ARE NO SIGNIFICANT RESTRICTIONS IMPOSED ON US BY THE LEASING AGREEMENTS IN REGARDS TO DIVIDENDS, ASSETS DISPOSITIONS OR BORROWING ABILITY.

.......................
......................."



NOTE 31 - INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC FINANCIAL INFORMATION
------------------------------------------------------------------------------

16. REVISE YOUR DISCLOSURE TO PROVIDE A RECONCILIATION OF SEGMENT ASSETS AND LIABILITIES TO ENTITY ASSETS AND LIABILITIES, AS REQUIRED BY PARAGRAPH 67 OF IAS 14, OR EXPLAIN TO US WHY YOU BELIEVE SUCH RECONCILIATIONS ARE NOT REQUIRED.

RESPONSE:

In response to the Staff's comment, in our 2006 Form 20-F we intend to include such reconciling amounts in the table of Note 31 to the consolidated financial statements "Information by industry segment and geographic financial information". Please refer to Annex A to the present letter in which the proposed changes for our 2006 Form 20-F are highlighted in bold.



NOTE 33 - ADJUSTMENT OF THE CONSOLIDATED FINANCIAL STATEMENTS TO U.S. GAAP
--------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP
-------------------------------------------------------------

A) CONSOLIDATION POLICY
-----------------------

17. YOU EXPLAIN THAT UNDER U.S. GAAP, INVESTMENTS OF LESS THAN 50% ARE ACCOUNTED FOR BY APPLYING THE EQUITY METHOD AND, BECAUSE YOU DO NOT HOLD A MAJORITY OF THE VOTING INTEREST IN SAIPEM SPA (43.26%), YOU ACCOUNTED FOR SUCH INVESTMENT USING THE EQUITY METHOD. TELL US WHETHER YOU EVALUATED YOUR INVESTMENT IN SAIPEM SPA CONSIDERING THE U.S. GAAP CONSOLIDATION GUIDANCE PROVIDED IN

     FIN 46(R) AND, IF SO, WHAT CONCLUSION YOU REACHED AND HOW YOUR CONCLUSION IS SUPPORTED WITHIN SUCH GUIDANCE.

RESPONSE:


Management has conducted an evaluation of Eni's investment in Saipem SpA in accordance with U.S. GAAP consolidation guidance provided by Paragraph 5 of FIN 46(R), which provides that an entity shall be subject to consolidation if, by design, one of the three conditions set forth in subparagraphs a, b or c thereof exists. Accordingly, management performed an analysis of Saipem SpA for each of the tests set forth in paragraph 5, evaluating minimum equity at risk considerations and controlling financial interest considerations. Management concluded that none of the conditions exists so as to require consolidation of Saipem SpA in accordance with the provisions of FIN 46(R), as discussed in detail below.

Subparagraph a.
Subparagraph a. requires consolidation under FIN 46(R) if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

Saipem SpA was sufficiently capitalized with its shareholder equity exceeding its non current liabilities and had sufficient resources to finance its activities without the need for additional subordinated financial support.

Subparagraph b.
Subparagraph b sets forth three characteristics of a controlling financial interest. If, as a group, the owners of the equity investment at risk lack any one of such characteristics, the entity will be considered a variable interest entity (VIE) subject to consolidation. These required characteristics are as follows:
(i) the direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect in the success of the entity; (ii) the obligation to absorb the entity's expected losses, or (iii) the right to receive the entity's expected residual returns. Saipem SpA, which is a publicly traded company on a regulated stock exchange in Italy, does not lack any of these characteristics because: (i) in accordance with Italian law the equity owners have the ability to make significant decisions about Saipem; (ii) equity owners are subject to the economic risks and rewards of Saipem activity which are equally allocated among such owners; and
(iii) each of Saipem SpA ordinary shares issued bears equal rights.

Subparagraph c.
Subparagraph c sets forth two additional circumstances under which, if both are present, equity investors as a group are deemed to the lack characteristic under b (i) above. One such circumstance is applicable if the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both.
This circumstance does not apply to Saipem SpA as the equity owners have the same rights in governing the financial and operating policies of the investee so as to obtain equal awards from its activities. Accordingly, our analysis of clause 5(c)did not change our conclusion in respect of clause 5(c)(i) above.

Conclusion.
On the basis of its understanding of FIN 46(R), Eni management believes that Saipem SpA (Eni's shareholding being 43.26% as of December 31, 2005) and its subsidiaries do not present any of the features of a VIE and accordingly are not subject to consolidation by Eni in the US GAAP reconciliation under the provision of FIN 46 (R).



                                       ***



         We are available to discuss the foregoing with you at your convenience.

         We acknowledge that Eni is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Eni's Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-5982-1000 or Richard Morrissey or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.


                                                 Very truly yours,




                                                 /s/ Marco Mangiagalli
                                                 -----------------------------
                                                 Marco Mangiagalli
                                                 Chief Financial Officer
                                                 Eni S.p.A.



cc:  Mark A. Wojciechowski
     Staff Accountant
     Division of Corporation Finance
     Securities and Exchange Commission

     Donald Delaney
     Division of Corporation Finance
     Securities and Exchange Commission

     Richard C. Morrissey
     Oderisio de Vito Piscicelli
     (Sullivan & Cromwell LLP)

                                                                         ANNEX A

INFORMATION BY INDUSTRY SEGMENT

                                    EXPLORATION  GAS & POWER     REFINING  PETROCHEMICALS OILFIELD SERVICES  OTHER ACTIVITIES
                                   & PRODUCTION               & MARKETING                      CONSTRUCTION
(million euro)                                                                              AND ENGINEERING
2004
Net sales from operations (a)           15,346       17,302       26,089           5,331             5,696            1,279
Less: intersegment sales               (10,216)        (493)        (753)           (499)             (903)            (754)
Net sales to customers                   5,130       16,809       25,336           4,832             4,793              525
Operating profit                         8,185        3,428        1,080             320               203             (395)
Provisions for contingencies                 2           53          309               3                20               16
Depreciation, amortization and
writedowns                               3,335          644          476             116               184               70
Effects of investments accounted
for using the equity method                  7          164           89              (4)              117
Identifiable assets (b)                 23,866       19,852        9,118           2,821             4,706              708
UNALLOCATED ASSETS
Investments accounted for using
the equity method                          273        1,773          745               5               328               30
Identifiable liabilities (c)             4,798        3,394        3,848             621             2,825            1,976
UNALLOCATED LIABILITIES
Capital expenditures                     4,853        1,451          693             148               186               49
2005
Net sales from operations (a)           22,477       22,969       33,732           6,255             5,733            1,358
Less: intersegment sales               (14,761)        (572)      (1,092)           (683)             (925)            (905)
Net sales to customers                   7,716       22,397       32,640           5,572             4,808              453
Operating profit                        12,574        3,321        1,857             202               307             (902)
Provisions for contingencies                50          703          420              47                32              287
Depreciation, amortization and
writedowns                               4,100          685          467             147               180              106
Effects of investments accounted
for using the equity method                 14          359          221               3               140
Identifiable assets (b)                 28,982       21,928       11,787           2,905             5,248              612
UNALLOCATED ASSETS
Investments accounted for using
the equity method                          292        2,155          936              19               457               31
Identifiable liabilities (c)             6,762        5,097        4,542             702             3,204            2,249
UNALLOCATED LIABILITIES
Capital expenditures                     4,964        1,152          656             112               349               69

(a) Before elimination of intersegment sales.
(b) Includes assets directly related to the generation of operating profit.
(c) Includes liabilities directly related to the generation of operating profit.

INFORMATION BY INDUSTRY SEGMENT

                                       CORPORATE    ELIMINATION       TOTAL
                                   AND FINANCIAL
(million euro)                         COMPANIES
2004
Net sales from operations (a)              851
Less: intersegment sales                  (731)
Net sales to customers                     120                       57,545
Operating profit                          (363)           (59)       12,399
Provisions for contingencies               150                          553
Depreciation, amortization and
writedowns                                 106                        4,931
Effects of investments accounted
for using the equity method                (41)                         332
Identifiable assets (b)                  1,182                       62,253
UNALLOCATED ASSETS                                                   10,600
Investments accounted for using
the equity method                            2                        3,156
Identifiable liabilities (c)             1,589                       19,051
UNALLOCATED LIABILITIES                                              18,262
Capital expenditures                       119                        7,499
2005
Net sales from operations (a)              977
Less: intersegment sales                  (835)
Net sales to customers                     142                       73,728
Operating profit                          (391)          (141)       16,827
Provisions for contingencies               104                        1,643
Depreciation, amortization and
writedowns                                 100             (4)        5,781
Effects of investments accounted
for using the equity method                                             737
Identifiable assets (b)                  1,377           (534)       72,305
UNALLOCATED ASSETS                                                   11,545
Investments accounted for using
the equity method                                                     3,890
Identifiable liabilities (c)             1,975                       24,531
UNALLOCATED LIABILITIES                                              20,102
Capital expenditures                       112                        7,414

(a) Before elimination of intersegment sales.
(b) Includes assets directly related to the generation of operating profit.
(c) Includes liabilities directly related to the generation of operating profit.